February 25, 2016

VIA EDGAR

Mr. Keith Gregory
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4720

Re:	American Century Capital Portfolios, Inc. (the “Registrant”) (File Nos. 33-64872; 811‑7820)

Dear Mr. Gregory:

Please find below our responses to your comments that we discussed on February 24, 2016, regarding the Registrant’s Correspondence filing on February 23, 2016 related to the Commission’s review of the prospectuses and statement of additional information of the AC Alternatives Income Fund and AC Alternatives Long Short Fund (each a “Fund” and collectively the “Funds”). For your convenience, we restated each of your comments prior to our responses.

1.	Comment: We reiterate our comment that the paragraph preceding the fee example table for each of the Funds should be modified to indicate there are no currently applicable fee waivers.

Response:  We have updated the disclosure as requested.

2.	Comment: With respect to the revised risk disclosure related to bank loans, please confirm that the disclosure explicitly states that bank loans may require more than seven days to settle.

Response: The risk disclosure to banks loans was modified to specifically state that “transactions in bank loans may take more than seven days to settle.”

3.	Comment: We reiterate our comment with respect to whether the portfolio managers of the underlying subadvisors should be included in disclosure required by Items 5(b) and 10(a)(2) of Form N-1A.

American Century Investments
P.O. Box 410141, 4500 Main Street	1-800-345-2021 or 816-531-5575
Kansas City, MO 64141-0141	www.americancentury.com

Mr. Keith Gregory
February 25, 2016

Response: As stated in our response letter dated February 23, 2016, we believe that identifying the portfolio managers of Perella Weinberg Partners Capital Management LP correctly sets forth those individuals that are primarily responsible for the day-to-day management of the Funds and meets the requirements of Items 5(b) and 10(a)(2) of Form N-1A.

4.
Comment: Please modify the first sentence of the next to last paragraph of the “What are the fund’s principal investment strategies?” section for each of the Funds to exactly match the wording of Condition 2 of the Manager of Managers exemptive order.

Response: We have revised the disclosure as requested.

5.
Comment: We reiterate our previous comment with respect to the disclosure regarding event driven and global macro strategies. For clarity, please consider removing such disclosure from the Principal Investment Strategies section of the Fund Summary.

Response: We have considered the disclosure regarding event driven and global macro strategies and believe it is appropriate to include in the Principal Investment Strategies section of the Fund Summary.

In responding to your comments, we acknowledge that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

If you have any questions with regard to the above responses, please contact the undersigned at ryan_blaine@americancentury.com or 816-340-4414.

Sincerely,

/s/ Ryan L. Blaine
Ryan L. Blaine
Assistant General Counsel